

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

October 22, 2007

By US Mail and Facsimile

Mr. Richard N. Jeffs
Chief Executive Officer and CFO
Brek Energy Corporation
3388 Via Lido, 4th Floor
Newport Beach, CA 92663

   Re: Brek Energy Corporation
      Form 10-KSB for the Fiscal Year Ended December 31, 2006
      Filed April 16, 2007
      File No. 000-27753

Dear Mr. Jeffs:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

        Sincerely,

        Karl Hiller
        Branch Chief